DIRECT DIAL: 212-451-2296
EMAIL: RBERENBLAT@OLSHANLAW.COM

March 15, 2010

BY EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Denny’s Corporation
Preliminary Proxy Statement on Schedule 14A
Filed by Oak Street Capital Management, LLC and
Dash Acquisitions LLC

Dear Sir or Madam:

The above-referenced Preliminary Proxy Statement has been filed on the date hereof.  Please contact the undersigned at (212) 451-2296 if there are any questions or comments regarding this filing.

Very truly yours,

/s/ Ron S. Berenblat

Ron S. Berenblat